Russell Investment Company

Russell Investment Funds

Russell Exchange Traded Funds Trust

1301 2nd Avenue, 18th Floor

Seattle, Washington 98101

February 5, 2014

VIA EDGAR CORRESPONDENCE

Valerie Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Company (SEC File No. 811-3153), Russell Investment Funds (SEC File No. 811-5371) and Russell Exchange Traded Funds Trust (SEC File No. 811-22320); Schedule 14A Proxy Statement Filed January 10, 2014.

Dear Ms. Lithotomos:

In connection with your recent review of the Proxy Statement filed pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”) filed by Russell Investment Company (“RIC”), Russell Investment Funds (“RIF”) and Russell Exchange Traded Funds Trust (“RET”, and collectively with RIC and RIF, the “Registrants”) on January 10, 2014, the undersigned hereby acknowledges on behalf of the Registrants that:

•	the Registrants are responsible for the adequacy and the accuracy of the disclosure contained in the Proxy Statement;

•	Comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	the Registrants may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Registrants.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Jessica Gates
Jessica Gates
Assistant Secretary
Russell Investment Company
Russell Investment Funds
Russell Exchange Traded Funds Trust